================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 13)

                                   ----------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                          87927W10
     (Title of class of securities)                               (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                February 21, 2003
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

================================================================================


                                 (Page 1 of 12)

-----------------------------------------------------      ------------------------------------------------------
CUSIP No.  87927W10                                   13D
-----------------------------------------------------      ------------------------------------------------------

----------------   ----------------------------------------------------------------------------------------------
1                  NAME OF REPORTING PERSON                   EDIZIONE HOLDING S.p.A.
                   I.R.S. IDENTIFICATION NO.                  Not Applicable
                   OF ABOVE PERSON
----------------   ----------------------------------------------------------------------------------------------
2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                          (a)   [X]
                                                                                              (b)   [ ]
----------------   ----------------------------------------------------------------------------------------------
3                  SEC USE ONLY
----------------   ----------------------------------------------------------------------------------------------
4                  SOURCE OF FUNDS:                                           WC
----------------   ----------------------------------------------------------------------------------------------
5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                                                   [ ]
----------------   ----------------------------------------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                      Italy
----------------   ----------------------------------------------------------------------------------------------
NUMBER OF          7                   SOLE VOTING POWER:                     0
SHARES
                   -----------------   --------------------------------------------------------------------------
BENEFICIALLY       8                   SHARED VOTING POWER:                   2,891,656,682
OWNED BY                                                                      (See Item 5)
                   -----------------   --------------------------------------------------------------------------
EACH               9                   SOLE DISPOSITIVE POWER:                0
REPORTING          -----------------   --------------------------------------------------------------------------
                   10                  SHARED DISPOSITIVE POWER:              2,891,656,682
PERSON WITH                                                                   (See Item 5)
----------------   ----------------------------------------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   2,891,656,682
                                                                              (See Item 5)
----------------   ----------------------------------------------------------------------------------------------
12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                   SHARES:                                                                                [ ]
----------------   ----------------------------------------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                            54.96%
                                                                                                  (See Item 5)
----------------   ----------------------------------------------------------------------------------------------
14                 TYPE OF REPORTING PERSON:                             CO


                                    (Page 2)

-----------------------------------------------------      ------------------------------------------------------
CUSIP No.  87927W10                                   13D
-----------------------------------------------------      ------------------------------------------------------

----------------   ----------------------------------------------------------------------------------------------
1                  NAME OF REPORTING PERSON                   EDIZIONE FINANCE INTERNATIONAL S.A.
                   I.R.S. IDENTIFICATION NO.                  Not Applicable
                   OF ABOVE PERSON
----------------   ----------------------------------------------------------------------------------------------
2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                          (a)   [X]
                                                                                              (b)   [ ]
----------------   ----------------------------------------------------------------------------------------------
3                  SEC USE ONLY
----------------   ----------------------------------------------------------------------------------------------
4                  SOURCE OF FUNDS:                                           WC
----------------   ----------------------------------------------------------------------------------------------
5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                                                   [ ]
----------------   ----------------------------------------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                      Italy
----------------   ----------------------------------------------------------------------------------------------
NUMBER OF          7                   SOLE VOTING POWER:                     0
SHARES
                   -----------------   --------------------------------------------------------------------------
BENEFICIALLY       8                   SHARED VOTING POWER:                   2,891,656,682
OWNED BY                                                                      (See Item 5)
                   -----------------   --------------------------------------------------------------------------
EACH               9                   SOLE DISPOSITIVE POWER:                0
REPORTING          -----------------   --------------------------------------------------------------------------
                   10                  SHARED DISPOSITIVE POWER:              2,891,656,682
PERSON WITH                                                                   (See Item 5)
----------------   ----------------------------------------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   2,891,656,682
                                                                              (See Item 5)
----------------   ----------------------------------------------------------------------------------------------
12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                   SHARES:                                                                                [ ]
----------------   ----------------------------------------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                            54.96%
                                                                                                  (See Item 5)
----------------   ----------------------------------------------------------------------------------------------
14                 TYPE OF REPORTING PERSON:                             CO


                                    (Page 3)

-----------------------------------------------------      ------------------------------------------------------
CUSIP No.  87927W10                                   13D
-----------------------------------------------------      ------------------------------------------------------

----------------   ----------------------------------------------------------------------------------------------
1                  NAME OF REPORTING PERSON                   RAGIONE S.a.p.a. DI GILBERTO
                   I.R.S. IDENTIFICATION NO.                  BENETTON E C.
                   OF ABOVE PERSON                            Not Applicable
----------------   ----------------------------------------------------------------------------------------------
2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                          (a)   [X]
                                                                                              (b)   [ ]
----------------   ----------------------------------------------------------------------------------------------
3                  SEC USE ONLY
----------------   ----------------------------------------------------------------------------------------------
4                  SOURCE OF FUNDS:                                           WC
----------------   ----------------------------------------------------------------------------------------------
5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                                                   [ ]
----------------   ----------------------------------------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                      Italy
----------------   ----------------------------------------------------------------------------------------------
NUMBER OF          7                   SOLE VOTING POWER:                     0
SHARES
                   -----------------   --------------------------------------------------------------------------
BENEFICIALLY       8                   SHARED VOTING POWER:                   2,891,656,682
OWNED BY                                                                      (See Item 5)
                   -----------------   --------------------------------------------------------------------------
EACH               9                   SOLE DISPOSITIVE POWER:                0
REPORTING          -----------------   --------------------------------------------------------------------------
                   10                  SHARED DISPOSITIVE POWER:              2,891,656,682
PERSON WITH                                                                   (See Item 5)
----------------   ----------------------------------------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   2,891,656,682
                                                                              (See Item 5)
----------------   ----------------------------------------------------------------------------------------------
12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                   SHARES:                                                                                [ ]
----------------   ----------------------------------------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                            54.96%
                                                                                                  (See Item 5)
----------------   ----------------------------------------------------------------------------------------------
14                 TYPE OF REPORTING PERSON:                             PN


                                    (Page 4)

     This Amendment No. 13 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

     This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, the Purchaser, Edizione Holding, UCI, BCI, and, as discussed in Items 4 and 6 of Amendment No. 10 to the Statement on Schedule 13D, Hopa are members of a group with respect to the Telecom Italia Shares. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are responsible solely for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli, UCI, BCI or Hopa has been provided by the nominating person.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 6 below is incorporated herein by reference.

Item 4. Purpose of Transaction

The information contained in Item 6 below is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The information contained in Item 6 below is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     On February 21, 2003, Pirelli, Edizione Finance, BCI, UCI (collectively, the "Present Olimpia Shareholders"), Edizione Holding (as guarantor of Edizione Finance's obligations), Olimpia and Hopa entered into an agreement (the "Hopa Agreement") reflecting the contents of the Hopa Term Sheet. A copy of the Hopa Agreement is filed as Exhibit 33.

     Pursuant to the Hopa Agreement, the parties have agreed, subject to certain terms and conditions, to effect the Merger (as that term is defined in Amendment No. 10 to the Statement on Schedule 13D) by merging Holy into Olimpia as soon as permitted by law.


                                    (Page 5)

(Italian law imposes a waiting period of at least two months between the date that a company's shareholders formally resolve to effect a merger and the date that such merger may be effected. Duly convened shareholders meetings of Holy and Olimpia resolved to effect the Merger on February 28, 2003 and March 3, 2003, respectively.)

     Following the Merger, the share capital of Olimpia will be held by Pirelli, Edizione Finance, Hopa, UCI and BCI in the following respective proportions:
50.4%, 16.8%, 16%, 8.4% and 8.4%. Hopa will have the right to appoint one of the ten members of Olimpia's Board of Directors. Any person nominated by Hopa to replace a member appointed by it requires the consent of Pirelli, which is not to be unreasonably withheld. In addition, the Present Olimpia Shareholders have agreed that, to the extent permitted by law, they will seek to cause one directorship on the Board of Directors of each of Olivetti, Telecom Italia, Seat and TIM to be filled by a person nominated by Hopa as soon as possible after the Merger (and, in any event, within sixty days after the effective date thereof).

     Subject to certain exceptions, the parties undertake not to acquire any Olivetti Shares during the term of the Hopa Agreement. Olimpia is permitted to acquire Olivetti Shares provided that the aggregate number of Olivetti Shares held by Olimpia, the Present Olimpia Shareholders, Hopa, the Hopa Controlling Companies (as that term is defined in Amendment No. 10 to the Statement on Schedule 13D), Holinvest and certain other subsidiaries of Hopa does not exceed 30% of the total number of Olivetti Shares outstanding. The Present Olimpia Shareholders agree that, during the term of the Hopa Agreement, Olimpia (i) will hold no assets other than Olivetti securities (or instruments giving certain rights with respect thereto) and the holding in Holinvest to be received by Olimpia in connection with the Merger, (ii) will maintain a debt to equity ratio of less than or equal to 1:1 and (iii) will not transfer any portion of its holding in Olivetti to any affiliate of either Olimpia or any of the Present Olimpia Shareholders.

     Under the Hopa Agreement, Hopa has certain co-sale rights with respect to transfers by Pirelli of any of its shares in Olimpia. In addition, Holinvest has certain co-sale rights with respect to transfers by Olimpia of Olivetti securities (or instruments giving rights to acquire Olivetti Shares) that would reduce Olimpia's proportional holding of the total number of Olivetti Shares outstanding to less than 25% (or would further reduce it below such level).

     Subject to certain exceptions, the Hopa Agreement will remain in effect for an initial period of three years following the effective date of the Merger, and shall automatically be renewed for successive periods of three years if no party thereto gives a notice of withdrawal in the manner prescribed. If the Hopa Agreement is not so renewed, then the Spin-Off and the Holinvest Spin-Off (each as defined below) will be required to be effected within six months after the expiration of the then current term. The Hopa Agreement may be terminated prior to the expiration of the then current term in the event of a Hopa Deadlock arising from a Special Hopa Deadlock Matter (each as defined below). The Hopa Agreement will also be terminated in the event that certain financial experts identified in the agreement file a report which finds that the consideration to be paid in connection with the Merger is inadequate to either Olimpia or Hopa, and the


                                    (Page 6)
parties to the agreement do not formally agree upon an appropriate adjustment to be made to the amount of the Merger consideration within thirty days after such report is filed.

     The "Spin-Off" is defined in the Hopa Agreement to mean the distribution by Olimpia to Hopa of a proportion of Olimpia's assets (and the assumption by Hopa of a proportion of Olimpia's liabilities) which is equal to Hopa's proportional shareholding of Olimpia. (As an alternative to conducting the Spin-Off, the Present Olimpia Shareholders may elect to liquidate Hopa and make a cash payment in respect of Hopa's proportional share of Olimpia's assets of an amount to be calculated by reference to a formula contained in the Hopa Agreement.) The "Holinvest Spin-Off" means the distribution by Holinvest to Olimpia of a proportion of the Holinvest's assets (and the assumption by Olimpia of a proportion of Holinvest's liabilities) which is equal to Olimpia's proportional shareholding of Holinvest. (As an alternative to conducting the Holinvest Spin-Off, Hopa may elect to liquidate Olimpia and make a cash payment in respect of Olimpia's proportional share of Holinvest's assets of an amount to be calculated by reference to a formula contained in the Hopa Agreement.)

     The Hopa Agreement prescribes certain procedures to be observed in the event of a disagreement or deadlock (a "Hopa Deadlock") between the Present Olimpia Shareholders (or their respective nominees), on the one hand, and Hopa (or its nominee), on the other hand, with respect to the passage of a resolution by either an Extraordinary Shareholders Meeting or the Board of Directors of Olimpia concerning any Hopa Deadlock Matter. A "Hopa Deadlock Matter" is any of the following items: (a) any resolution of Olimpia's Board of Directors relating to (i) determinations as to how Olimpia will vote its Olivetti Shares at any Extraordinary Shareholders Meeting of Olivetti, (ii) the purchase or sale by Olimpia of securities with a value exceeding euro 100,000,000 within any calendar year, (iii) borrowings by Olimipa from third parties or any action that will cause Olimpia's debt to equity ratio to exceed 1:1, or (iv) proposals to be submitted to any Extraordinary Shareholders Meeting of Olimpia; and (b) any resolution of an Extraordinary Shareholders Meeting of Olimpia that (i) rejects a proposal submitted to it by the Board of Directors which the respective directors nominated by each of the Present Olimpia Shareholders and Hopa voted in favor of, or (ii) adopts a proposal submitted to it by the Board of Directors which the director nominated by Hopa did not vote in favor of.

     If a Hopa Deadlock arises, the parties must meet in an effort to resolve their disagreements in good faith. If this effort is unsuccessful, Hopa will be required to abstain (or cause its nominee to abstain) from voting at the applicable Extraordinary Shareholders Meeting or meeting of the Board of Directors of Olimpia. In that event, Hopa will have the right to require that the Spin-Off and the Holinvest Spin-Off (each as defined below) are effected within six months after the third anniversary of either the effective date of the Merger or the expiration of any renewal period of the Hopa Agreement, as applicable. In certain circumstances (each such circumstance, a "Special Hopa Deadlock Matter"), Hopa may require that the Spin-Off and the Holinvest Spin-Off be effected within six months after Hopa notifies the Present Olimpia Shareholders of the occurrence of such Special Deadlock Matter. "Special Deadlock Matters" include, subject to certain exceptions, (i) any determination to merge Olimpia or Olivetti with any


                                    (Page 7)
of their respective downstream affiliates, (ii) any decrease in Olimpia's proportional holding of Olivetti voting securities to less than 25%, (iii) any change in Olimpia's debt/equity ratio so that it exceeds 1:1, and (iv) a determination by any of the Present Olimpia Shareholders to transfer any of its Olimpia shares to (a) any third party that makes an in-kind payment in respect of such transfer and does not agree to assume the obligations to Hopa contained in the Hopa Agreement, or (b) any of its affiliates where the consideration paid by such affiliate in respect of such transfer reflects an underlying price of less than euro 0.60 per security more than the market price of the Olivetti securities (or instruments giving certain rights with respect thereto) held by Olimpia.

     Olimpia is required to pay to Hopa a premium amount on any Olivetti Shares (or instruments giving rights with respect thereto) distributed to Hopa in connection with the Spin-Off. The amount of the premium will be equal to euro
0.60 per Olivetti Share in the event that the Spin-Off is triggered by a Hopa Deadlock unless (i) it is found by an arbitrator that Hopa did not act in good faith in requiring that the Spin-Off be effected in connection with the occurrence of a Hopa Deadlock Matter, in which case the amount of the premium will be equal to 0.35 per Olivetti Share, or (ii) Olimpia's proportional holding of Olivetti voting securities falls below 25%, in which case the amount of the premium will be equal to euro 0.70. The amount of the premium will be at least euro 0.35 per Olivetti Share in the event that the Spin-Off is triggered by the failure of the parties to renew the Hopa Agreement.

     As reported in Amendment No. 10 to the Statement on Schedule 13D, Holy has a 19.999% equity interest in Holinvest. (The remaining equity of Holinvest is held by Hopa.) Pursuant to the Hopa Agreement, Olimpia will have the right to appoint one of the seven members of Holinvest's Board of Directors. During the period commencing on the date of the Hopa Agreement and expiring on the date which is 20 months after the effective date of the Merger (the "Holinvest Lock-Up Period"), Hopa is not permitted to transfer to any party any portion of its holding in Holinvest, or enter into any agreement that transfers the economic benefit or risk of ownership thereof. In addition, during the Holinvest Lock-Up Period, Hopa must ensure that Holinvest does not transfer to any party any of the Olivetti Bonds, Olivetti Convertible Bonds or Olivetti Financial Instruments (as defined in Amendment No. 10 to the Statement on Schedule 13D) held by it as of the date of the Hopa Agreement, or enter into any agreement that transfers the economic benefit or risk of ownership thereof. After the expiration of the Holinvest Lock-Up Period, Olimpia will have certain pre-emption rights with respect to transfers by Holinvest of such securities and instruments, and, upon the expiration of the initial three year term of the Hopa Agreement, Hopa will cause Holinvest to enter into an agreement with Olimpia that grants to Olimpia certain preemption rights with respect to transfers of its holdings of such securities and instruments, and of Olivetti Shares, that occur after the effective date of the Spin-Off.

Item 7. Material to be Filed as Exhibits

     33. Agreement, dated as of February 21, 2003, by and among Pirelli, Edizione Finance, Edizione Holding, BCI, UCI, Olimpia and Hopa [English translation]


                                    (Page 8)

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: April 3, 2003

                                             EDIZIONE HOLDING S.p.A.


                                             By: /s/ Gianni Mion
                                                 -------------------------------
                                                 Name:  Gianni Mion
                                                 Title: Chief Executive Officer


                                    (Page 9)

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: April 3, 2003

                                             EDIZIONE FINANCE INTERNATIONAL S.A.


                                             By: /s/ Gustave Stoffel
                                                 -------------------------------
                                                 Name:  Gustave Stoffel
                                                 Title: Director


                                    (Page 10)

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: April 3, 2003

                                             RAGIONE S.a.p.a DI GILBERTO
                                              BENETTON E C.


                                             By: /s/ Gilberto Benetton
                                                 -------------------------------
                                                 Name:  Gilberto Benetton
                                                 Title: Chairman


                                    (Page 11)

                                  EXHIBIT INDEX

Exhibit No.

33. Agreement, dated as of February 21, 2003, by and among Pirelli, Edizione Finance, Edizione Holding, BCI, UCI, Olimpia and Hopa [English translation].


                                     (Page 12)




                       STATEMENT OF DIFFERENCES

The Euro sign shall be expressed as..........................................'E'